Commission File Number 001-31914

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Resolutions of the Eighteenth Meeting of the Third Session of the Board

of Supervisors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on May 22, 2012 at the President’s Conference Room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated May 15, 2012. All five supervisors of the Company, including Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal Regarding Nomination of Ms. Xia Zhihua as the Supervisor Representing the Shareholders of the Fourth Session of the Supervisory Board

The Supervisory Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2. Passed the Proposal Regarding Nomination of Mr. Shi Xiangming as the Supervisor Representing the Shareholders of the Fourth Session of the Supervisory Board

The Supervisory Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 5 for, 0 against, with no abstention

The biographies of the above-mentioned candidates for supervisorship will be announced together with the Notification of 2012 First Interim General Meeting of the Company.

Board of Supervisors of China Life Insurance Company Limited

May 22, 2012